UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

INNOVATIVE FOOD HOLDINGS, INC.
(Name of Issuer) COMMON STOCK

(Title of Class of Securities)

45772H202
(CUSIP Number)

DENVER J. SMITH

350 S Race Street

DENVER, CO 80209

(405) 830 - 3274

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
07/28/2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	45772H202	Page 2 of 12 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Denver J. Smith
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
674,471 shares
	8	SHARED VOTING POWER
3,087,714 shares
	9	SOLE DISPOSITIVE POWER
674,471 shares
	10	SHARED DISPOSITIVE POWER
3,087,714 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,762,185 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%
14		TYPE OF REPORTING PERSON
IN

CUSIP No.	45772H202	Page 3 of 12 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
CRC Founders Fund, LP 81-2726593
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,237,090 shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,237,090 shares
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,237,090 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%
14		TYPE OF REPORTING PERSON
PN

CUSIP No.	45772H202	Page 4 of 12 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Donald E. Smith
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
26,000
	8	SHARED VOTING POWER
804,804 shares
	9	SOLE DISPOSITIVE POWER
26,000
	10	SHARED DISPOSITIVE POWER
804,804 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
830,804 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.8%
14		TYPE OF REPORTING PERSON
IN

CUSIP No.	45772H202	Page 5 of 12 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Richard G. Hill
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
19,300 shares
	8	SHARED VOTING POWER
45,820 shares
	9	SOLE DISPOSITIVE POWER
19,300 shares
	10	SHARED DISPOSITIVE POWER
45,820 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,120 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%
14		TYPE OF REPORTING PERSON
IN

CUSIP No.	45772H202	Page 6 of 12 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Samuel N. Jurrens
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
44,164 shares
	8	SHARED VOTING POWER
2,237,090 shares
	9	SOLE DISPOSITIVE POWER
44,164 shares
	10	SHARED DISPOSITIVE POWER
2,237,090 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,281,254 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%
14		TYPE OF REPORTING PERSON
IA, IN

CUSIP No.	45772H202	Page 7 of 12 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
73114 Investments, LLC 26-3607132
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
744,804
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
744,804
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
744,804 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%
14		TYPE OF REPORTING PERSON
CO

CUSIP No.	45772H202	Page 8 of 12 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Youth Properties, LLC 27-2901108
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
60,000 shares
	8	SHARED VOTING POWER
0 shares
	9	SOLE DISPOSITIVE POWER
60,000 shares
	10	SHARED DISPOSITIVE POWER
0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,000 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%
14		TYPE OF REPORTING PERSON
CO

CUSIP No.	45772H202	Page 9 of 12 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Paratus Capital, LLC 46-0672795
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
45,820 shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
45,820 shares
	10	SHARED DISPOSITIVE POWER
0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,820 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%
14		TYPE OF REPORTING PERSON
PN

Page 10 of 12 Pages

EXPLANATORY NOTE

The following constitutes Amendment No. 13 to the Schedule 13D filed by the reporting persons (“Amendment No. 13”). This Amendment No. 13 is being filed to update the Reporting Persons beneficial ownership in securities of the Issuer given a greater than 1% increase in beneficial ownership. This Amendment No. 13 amends the Schedule 13D and previous amendments as specifically detailed below.

Item 1.	Security and Issuer.

There are no amendments to Item 1 of the Schedule 13D pursuant to this Amendment No. 13.

Item 2.	Identity and Background.

There are no amendments to Item 2 of the Schedule 13D pursuant to this Amendment No. 13.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares referenced in Exhibit A were purchased with $161,548 of working capital.

Item 4.	Purpose of Transaction.

There are no amendments to Item 4 of the Schedule 13D pursuant to this Amendment No. 13.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

(a)

Please reference pages 2 through 9 of this filing for this information as it pertains to individuals that are part of the filing group. The Reporting Persons, acting collectively as a group, have beneficial ownership of 3,851,649 shares, or 8.3% of the common shares outstanding of the Issuer based on 46,649,123 shares outstanding as provided on page 1 of the Issuer’s most recent 10-Q.

(b)	Please reference pages 2 through 9 of this filing for this information.

(c)	A list of all transactions in shares of the issuer over the past 60 days has been attached to this Amendment No. 13 as Exhibit A.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no amendments to Item 6 of the Schedule 13D pursuant to this Amendment No. 13.

Item 7.	Material to be Filed as Exhibits

The following has been attached: Exhibit A is a list of all transactions in shares of the issuer over the past 60 days by the reporting persons.

Page 11 of 12 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2022	/s/ Richard G. Hill

Richard G. Hill

Dated: August 1, 2022	/s/ Samuel N. Jurrens

Samuel N. Jurrens

Dated: August 1, 2022	/s/ Donald E. Smith

Donald E. Smith

Dated: August 1, 2022	/s/ Denver J. Smith

Denver J. Smith

Dated: August 1, 2022	Paratus Capital, LLC

	By:	/s/ Denver J. Smith

Name: Denver J. Smith

Title: Chief Strategy Officer

Dated: August 1, 2022	73114 Investments, LLC

	By:	/s/ Denver J. Smith

Name: Denver J. Smith

Title: Chief Investment Officer

Dated: August 1, 2022	Youth Properties, LLC

	By:	/s/ Donald E. Smith

Name: Donald E. Smith

Title: Chief Executive Officer

Dated: August 1, 2022	CRC Founders Fund, LP

	By:	/s/ Denver J. Smith

Name: Denver J. Smith

Title: Lead Manager

Page 12 of 12 Pages

Exhibit A

Transactions In Shares Of The Issuer Within The Last 60 Days

Date	Entity	Type Of Transaction	Number of Shares	Average Share Price
5/31/22	CRC Founders Fund, LP	Open Market Purchase	28,000	$0.27
6/2/22	CRC Founders Fund, LP	Open Market Purchase	100,000	$0.27
6/3/22	CRC Founders Fund, LP	Open Market Purchase	4,927	$0.26
6/10/22	CRC Founders Fund, LP	Open Market Purchase	62,400	$0.23
6/21/22	CRC Founders Fund, LP	Open Market Purchase	43,929	$0.21
6/22/22	CRC Founders Fund, LP	Open Market Purchase	17,500	$0.23
6/23/22	CRC Founders Fund, LP	Open Market Purchase	16,000	$0.23
6/27/22	CRC Founders Fund, LP	Open Market Purchase	7,250	$0.24
6/28/22	CRC Founders Fund, LP	Open Market Purchase	42,707	$0.25
7/25/22	CRC Founders Fund, LP	Open Market Purchase	38,414	$0.24
7/26/22	CRC Founders Fund, LP	Open Market Purchase	35,000	$0.25
7/27/22	CRC Founders Fund, LP	Open Market Purchase	45,490	$0.25
7/28/22	CRC Founders Fund, LP	Open Market Purchase	175,000	$0.26
7/29/22	CRC Founders Fund, LP	Open Market Purchase	20,000	$0.26